AB 11/06

08032292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/01/07 AND ENDING 8/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decade Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13555 Bishop's Court
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Sweet (262) 797-9215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400 (Address) Milwaukee (City) WI (State) (Zip Code)

PROCESSED
NOV 13 2008
THOMSON REUTERS

SEC Mail Processing Section
OCT 30 2008
Washington, DC
101

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sweet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decade Securities Corp, as of August 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres. [illegible]

Title

NOTARY PUBLIC MARY ELLEN THISS STATE OF WISCONSIN

Notary Public

My commission expires: 3/27/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECADE SECURITIES CORP.

Brookfield, Wisconsin

August 31, 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report

DECADE SECURITIES CORP.

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

We have audited the accompanying statement of financial condition of Decade Securities Corp. (the "Company") as of August 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
October 28, 2008

DECADE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
August 31, 2008

ASSETS

ASSETS	
Cash and cash equivalents	$ 405,459
Fees receivable from related party	4,360
Prepaid income tax	22,936
Investment in affiliate	708,260
Furniture and equipment, less accumulated depreciation of $30,496	10,979
TOTAL ASSETS	$ 1,151,994

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Deferred income taxes payable	$ 13,200
Total Liabilities	13,200
STOCKHOLDERS' EQUITY	
Common stock, $1 par value; 56,000 shares authorized, 12,891 shares issued and outstanding	12,891
Additional paid-in capital	475,401
Retained earnings	650,502
Total Stockholders' Equity	1,138,794
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,151,994

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF INCOME
Year Ended August 31, 2008

REVENUES	
Fees and service income	$ 26,366
Commissions and other fees on security sales	7,737
Interest	14,310
Total Revenues	48,413
EXPENSES	
Professional fees	11,680
Other operating expenses	10,109
Total Expenses	21,789
INCOME BEFORE EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE AND INCOME TAXES	26,624
EQUITY IN EARNINGS OF UNCONSOLIDATED AFFILIATE	35,230
INCOME BEFORE INCOME TAXES	61,854
PROVISION FOR INCOME TAXES	(7,565)
NET INCOME	$ 54,289

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended August 31, 2008

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES, September 1, 2007	12,891	$ 12,891	$ 475,401	$ 596,213	$ 1,084,505
Net income	-	-	-	54,289	54,289
BALANCES, August 31, 2008	12,891	$ 12,891	$ 475,401	$ 650,502	$ 1,138,794

See accompanying notes to financial statements.

DECADE SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended August 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 54,289
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	1,970
Equity in earnings of unconsolidated affiliate	(35,230)
Deferred income taxes	2,100
Changes in operating assets and liabilities	
Fees receivable	(2,153)
Prepaid income taxes	(22,936)
Income taxes payable	(16,805)
Net Cash Flows From Operating Activities	(18,765)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital distributions from unconsolidated affiliate	37,001
Additional investment in unconsolidated affiliate	(379,890)
Net Cash Flows From Investing Activities	(342,889)
Net Change in Cash and Cash Equivalents	(361,654)
CASH AND CASH EQUIVALENTS - Beginning of Year	767,113
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 405,459

Supplementary cash flow disclosure	
Cash paid for income taxes	$ 45,206

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Decade Securities Corp. (the "Company") is part of a real estate syndication group which uses the "Decade" name. The Company is a broker/dealer that principally sells interests in real estate direct participation programs sponsored by Decade affiliates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investment in Affiliate

The investment is valued using the equity method which does not exceed the estimated net realizable value.

Furniture and Equipment

Furniture and equipment is carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to equipment are capitalized. When equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives.

Revenue Recognition

Commissions, other fees on security sales and various service fees (see Note 7) are credited to income at the time the related services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpertation No. 48, *Accounting for Uncertainty in Income Taxes - an interpertation of FASB Statement No 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises's financial statements in accordance with FASB Statement No. 109, *Accouting for Income Taxes*. This Interpretations prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpertation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Interpretation is required to be adopted by the Company on September 1, 2008. Management of the Company is currently evaluating the potential impact of FIN 48 on the Company's financial statements.

In September 2006, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosures about fair value measurements. The Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the masurement date. The Statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. The Company will be required to adopt this Statement September 1, 2008. Management of the Company is currently evaluating the potential impact of SFAS 157 on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The decision to elect the fair value option may be applied instrument by instrument, is irrevocable and is applied to the entire instrument and not to only specified risks, specific cash flows or portions of that instrument. An entity is restricted in choosing the dates to elect the fair value option for an eligible item. The Company is required to adopt this statement on September 1, 2008. Management of the Company is currently evaluating the potential impact of SFAS No. 159 on the Company's financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2008, the Company had net capital of $392,259 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .034 to 1 as of August 31, 2008.

NOTE 3 - INVESTMENT IN AFFILIATE

The investment represents an investment in Decade Mortgage Loan Partners LLC ("DMLP"), an affiliated real estate mortgage entity which has mortgage loans with certain other affiliated entities. The Company owns 700 units of the 14,500 DMLP units issued and outstanding and accounts for this investment under the equity method because the Company exercises significant influence over the operating and financial activities of DMLP. The other members of DMLP consist of five affiliated entities that are either wholly owned or controlled by the Company's major shareholder. DMLP has mortgage loans with five affiliated entities. As of August 31, 2008, all of the affiliated entities were current on their mortgage loans with DMLP and none of the loans are impared.

The activity in the Company's investment in DMLP is as follows:

Balance at the beginning of year	$ 330,141
Equity in net earnings	35,230
Capital distributions	(37,001)
Capital contributions	379,890
Balance at End of Year	$ 708,260

Following is an unaudited summary of the financial position and results of operations of DMLP as of and for the twelve months ended August 31, 2008.

Assets	$16,674,318
Liabilities	-
Equity	16,674,318
Net Income	729,702

NOTE 4 - LEASES

The Company leases office space under a month-to-month sublease agreement with an affiliate on the basis of square footage. Rental expense incurred under this lease for the year ended August 31, 2008 was $2,142.

NOTE 5 - INCOME TAXES

The provision for income taxes for the year ended August 31, 2008 is as follows:

Current	$ 5,465
Deferred	2,100
Total Provision for Income Taxes	$ 7,565

The provision for taxes differs from the expected provision that would result from the application of federal tax rates to pre-tax book income. The primary reasons for the differences are: state income taxes, the effects of allocated exemptions among the controlled group, and changes in the deferred tax liability.

NOTE 6 - CONCENTRATIONS

Cash Balances

The Company maintains its cash balances primarily in an area bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES

The Company collected monthly fees from an affiliate for investor relations services. Total fees amounted to $26,213 in 2008. As of August 31, 2008, the Company had a fee receivable of $4,360 from such affiliate.

The amounts recorded by the Company with respect to these transactions and those related to leased space cost allocations as discussed in Note 4 are based on negotiations among related parties and may or may not be representative of what the Company would have earned or incurred in comparable situations dealing with unrelated entities. The Company is also not charged for the costs of services rendered by employees of affiliates who perform the revenue-producing services discussed in the preceding paragraph.

The Company owns 700 units of the 14,500 DMLP units issued and outstanding. The Company received $37,001 as a return of capital from DMLP during the year ended August 31, 2008, and invested $379,890 in additional equity in DMLP during the year ended August 31, 2008 for which it retained its proportional equity ownership interest.

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION
REQUIRED BY RULE 17A-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

We have audited the accompanying financial statements of Decade Securities Corp. as of and for the year ended August 31, 2008, and have issued our report thereon dated October 28, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow Krause Company, LLP

Milwaukee, Wisconsin
October 28, 2008

DECADE SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
August 31, 2008

Computation of Net Capital

Common stock	$ 12,891
Additional paid-in capital	475,401
Retained earnings	650,502
Total stockholders' equity	1,138,794
Deduct non-allowable assets:	
Investments	(708,260)
Furniture and equipment	(10,979)
Fees receivable	(4,360)
Prepaid income taxes	(22,936)
Net capital	$ 392,259

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities from the balance sheet	$ 13,200

Computation of Basic Net Capital Requirement

6-2/3% of aggregate indebtedness	$ 880
Minimum dollar net capital requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 387,259
Excess net capital at 1,000% (net capital minus 10% of aggregate indebtedness)	$ 390,939
Ratio of aggregate indebtedness to net capital	.034 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Decade Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Decade Securities Corp.
Brookfield, Wisconsin

In planning and performing our audit of the financial statements of Decade Securities Corp. (the "Company") as of and for the year ended August 31, 2008, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for a limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. The material weakness that we identified related to a lack of proper segregation of duties in the area of cash receipts. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended August 31, 2008, and this report does not affect our report thereon dated October 28, 2008.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
October 28, 2008

END